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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                   Lexent Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   52886Q 10 2
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                                 (CUSIP number)

                               Hugh J. O'Kane, Jr.
                              Three New York Plaza
                            New York, New York 10004
                                 (212) 981-0700
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(Name, address and telephone number of person authorized to receive notices and communications)


                                November 13, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the
Exchange   Act.

                         (Continued on following pages)
                              (Page 1 of 22 pages)
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




CUSIP No.  52886Q 10 2                 13D



1       NAME OF REPORTING PERSON:               Hugh J. O'Kane, Jr.
        S.S. OR I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON:

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a) [x]
                                                                         (b) [_]

3       SEC USE ONLY


4       SOURCE OF FUNDS:   SC


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGSIS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e):                                                  [_]


6       CITIZENSHIP OR PLACE OF ORGANIZATION: United States


NUMBER OF       7       SOLE VOTING POWER:         9,040,582 (see Items 5 and 6)
SHARES

BENEFICIALLY    8       SHARED VOTING POWER:       1,494,326
OWNED BY

EACH            9       SOLE DISPOSITIVE POWER:    9,040,582 (see Items 5 and 6)
REPORTING

PERSON WITH    10       SHARED DISPOSITIVE POWER:  1,494,326

11     AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY REPORTING PERSON:                       21,080,216 (see Items 5 and 6)


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES:                                              [_]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                49.70%

14     TYPE OF REPORTING PERSON:      IN

CUSIP No.  52886Q 10 2                 13D



1       NAME OF REPORTING PERSON:                  Kevin M. O'Kane
        S.S. OR I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON:

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a) [x]
                                                                         (b) [_]

3       SEC USE ONLY


4       SOURCE OF FUNDS:                SC


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                              [_]

6       CITIZENSHIP OR PLACE OF ORGANIZATION:                      United States


NUMBER OF       7       SOLE VOTING POWER:         9,945,308 (see Items 5 and 6)
SHARES

BENEFICIALLY    8       SHARED VOTING POWER:       1,494,326
OWNED BY

EACH            9       SOLE DISPOSITIVE POWER:    9,945,308 (see Items 5 and 6)
REPORTING

PERSON WITH    10       SHARED DISPOSITIVE POWER:  1,494,326


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        REPORTING PERSON:                         21,080,216 (see Items 5 and 6)


12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
        (11) EXCLUDES CERTAIN SHARES:                                        [_]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT
        IN ROW (11):                                                      49.70%


14      TYPE OF REPORTING PERSON:                                            IN

CUSIP No.  52886Q 10 2                 13D



1       NAME OF REPORTING PERSON:                             Christine G. Kelly
        S.S. OR I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON:

2       CHECK THE APPROPRIATE BOX IF A
        MEMBER OF A GROUP:                                               (a) [ ]
                                                                         (b) [x]

3       SEC USE ONLY


4       SOURCE OF FUNDS:                N/A


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                           [_]

6       CITIZENSHIP OR PLACE OF ORGANIZATION:                      United States


NUMBER OF       7       SOLE VOTING POWER:               500 (see Items 5 and 6)
SHARES

BENEFICIALLY    8       SHARED VOTING POWER:                                   0
OWNED BY

EACH            9       SOLE DISPOSITIVE POWER:          500 (see Items 5 and 6)
REPORTING

PERSON WITH    10       SHARED DISPOSITIVE POWER:                              0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY REPORTING PERSON:                             500 (see Items 5 and 6)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN
        ROW (11) EXCLUDES CERTAIN SHARES:                                    [_]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                 0.0%

14      TYPE OF REPORTING PERSON:                          IN

CUSIP No.  52886Q 10 2                 13D



1       NAME OF REPORTING PERSON:                          George Garcia
        S.S. OR I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON:

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a) [ ]
                                                                         (b) [x]

3       SEC USE ONLY


4       SOURCE OF FUNDS:                N/A


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                           [_]

6       CITIZENSHIP OR PLACE OF ORGANIZATION:                      United States

NUMBER OF       7       SOLE VOTING POWER:          145,833  (see Items 5 and 6)
SHARES

BENEFICIALLY    8       SHARED VOTING POWER:              0
OWNED BY

EACH            9       SOLE DISPOSITIVE POWER:     145,833  (see Items 5 and 6)
REPORTING

PERSON WITH    10       SHARED DISPOSITIVE POWER:         0


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        REPORTING PERSON:                            145,833 (see Items 5 and 6)


12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
        (11) EXCLUDES CERTAIN SHARES:                                        [_]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                 0.3%

14      TYPE OF REPORTING PERSON:                          IN

CUSIP No.  52886Q 10 2                 13D



1       NAME OF REPORTING PERSON:                          Dennis Oliva
        S.S. OR I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON:

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a) [ ]
                                                                         (b) [x]

3       SEC USE ONLY


4       SOURCE OF FUNDS:                N/A


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                           [_]

6       CITIZENSHIP OR PLACE OF ORGANIZATION:                      United States


NUMBER OF       7       SOLE VOTING POWER:           225,000 (see Items 5 and 6)
SHARES

BENEFICIALLY    8       SHARED VOTING POWER:               0
OWNED BY

EACH            9       SOLE DISPOSITIVE POWER:      225,000 (see Items 5 and 6)
REPORTING

PERSON WITH    10       SHARED DISPOSITIVE POWER:          0


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        REPORTING PERSON:                            225,000


12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES:                                             [_]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.5%


14      TYPE OF REPORTING PERSON:        IN

CUSIP No.  52886Q 10 2                 13D



   1       NAME OF REPORTING PERSON:                          R. Patricia Kelly
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:


   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) [ ]
                                                                         (b) [x]

   3       SEC USE ONLY


   4       SOURCE OF FUNDS:                N/A


   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                          [_]

   6       CITIZENSHIP OR PLACE OF ORGANIZATION:              United States


     NUMBER OF          7    SOLE VOTING POWER:      24,000 (see Items 5 and 6)
       SHARES

    BENEFICIALLY        8    SHARED VOTING POWER:         0
      OWNED BY

        EACH            9    SOLE DISPOSITIVE POWER:  24,000 (see Items 5 and 6)
     REPORTING

    PERSON WITH         10   SHARED DISPOSITIVE POWER:     0


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY    24,000 (R. Patricia Kelly
            REPORTING PERSON:                         may also be deemed to
                                                      beneficially own 500
                                                      shares held by Christine
                                                      G. Kelly and 3000 shares
                                                      held by Matthew S. Kelly,
                                                      her minor children) (see
                                                      Items 5 and 6)

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES:                                         [_]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%


    14      TYPE OF REPORTING PERSON:                          IN

CUSIP No.  52886Q 10 2                 13D


    1       NAME OF REPORTING PERSON:                          Matthew S. Kelly
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [ ]
                                                                         (b) [x]

    3       SEC USE ONLY

    4       SOURCE OF FUNDS:                N/A

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                                   [_]


    6       CITIZENSHIP OR PLACE OF ORGANIZATION:    United States


     NUMBER OF          7     SOLE VOTING POWER:       3,000 (see Items 5 and 6)
       SHARES

    BENEFICIALLY        8     SHARED VOTING POWER:         0
      OWNED BY

        EACH            9     SOLE DISPOSITIVE POWER:  3,000 (see Items 5 and 6)
     REPORTING

    PERSON WITH         10    SHARED DISPOSITIVE POWER:    0


      11      AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY REPORTING PERSON:                     3,000 (see Items 5 and 6)


      12      CHECK BOX IF THE AGGREGATE AMOUNT IN
              ROW (11) EXCLUDES CERTAIN SHARES:                              [_]


      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.0%


      14      TYPE OF REPORTING PERSON:           IN

CUSIP No.  52886Q 10 2                 13D


    1       NAME OF REPORTING PERSON:         William J. Harmon
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [ ]
                                                                         (b) [x]

    3       SEC USE ONLY


    4       SOURCE OF FUNDS:                N/A


    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                          [_]


    6       CITIZENSHIP OR PLACE OF ORGANIZATION:  United States


     NUMBER OF        7     SOLE VOTING POWER:       225,000 (see Items 5 and 6)
       SHARES

    BENEFICIALLY      8     SHARED VOTING POWER:           0
      OWNED BY

        EACH          9     SOLE DISPOSITIVE POWER:  225,000 (see Items 5 and 6)
     REPORTING

    PERSON WITH       10    SHARED DISPOSITIVE POWER:      0


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            REPORTING PERSON:                        225,000 (see Items 5 and 6)


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (11) EXCLUDES CERTAIN SHAR                                   [_]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.5%


    14      TYPE OF REPORTING PERSON:        IN

CUSIP No.  52886Q 10 2                 13D


   1       NAME OF REPORTING PERSON:                          Bruce Levy
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) [ ]
                                                                         (b) [x]

   3       SEC USE ONLY


   4       SOURCE OF FUNDS:                N/A


   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                           [_]


   6       CITIZENSHIP OR PLACE OF ORGANIZATION:              United States


    NUMBER OF        7     SOLE VOTING POWER:        226,900 (see Items 5 and 6)
      SHARES

   BENEFICIALLY      8     SHARED VOTING POWER:            0
     OWNED BY

       EACH          9     SOLE DISPOSITIVE POWER:   226,900 (see Items 5 and 6)
    REPORTING

   PERSON WITH       10    SHARED DISPOSITIVE POWER:        0


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
           REPORTING PERSON:                         226,900 (see Items 5 and 6)


   12      CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.5%


   14      TYPE OF REPORTING PERSON:          IN

CUSIP No.  52886Q 10 2                 13D



    1       NAME OF REPORTING PERSON:                         Daniel M. Corbett
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [ ]
                                                                        (b) [x]

    3       SEC USE ONLY


    4       SOURCE OF FUNDS:     N/A


    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                         [_]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION:              United States


  NUMBER OF        7     SOLE VOTING POWER:          37,500 (see Items 5 and 6)
    SHARES

 BENEFICIALLY      8     SHARED VOTING POWER:             0
   OWNED BY

     EACH          9     SOLE DISPOSITIVE POWER:     37,500 (see Items 5 and 6)
  REPORTING

 PERSON WITH       10    SHARED DISPOSITIVE POWER:        0


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            REPORTING PERSON:                        37,500 (see Items 5 and 6)


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES:                                        [_]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.1%


    14      TYPE OF REPORTING PERSON:          IN

         This Amendment No. 4 amends and restates in their entirety the following items on the Schedule 13D filed on March 25, 2003, as amended by Amendment No. 1, filed on July 16, 2003, Amendment No. 2, filed September 22, 2003, and Amendment No. 3, filed October 22, 2003 by Hugh J. O'Kane, Jr., Kevin
M. O'Kane, Christine G. Kelly, George Garcia, Dennis Oliva, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy and Daniel M. Corbett (collectively, the "Reporting Persons") (as amended by this Amendment No. 4, the "Schedule 13D"), relating to the Common Stock, par value $.001 per share (the "Common Stock"), of Lexent, Inc., a Delaware corporation (the "Company").

ITEM 1.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As discussed in Item 6 below, in February, 2003, each of Christine G. Kelly, George Garcia, Dennis Oliva, R. Patricia Kelly, Matthew S. Kelly, William
J. Harmon, Bruce Levy, and Daniel M. Corbett entered into letter agreements with Hugh J. O'Kane, Jr. and Kevin M. O'Kane. On November 13, 2003, the letter agreements terminated in accordance with their terms. No funds or other consideration were transferred as part of the entering into or termination of the letter agreements.

         The information included in response to Item 6 is specifically incorporated herein by reference.


Item 2.  Purpose of the Transaction.

         On July 9, 2003, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with LX Merger Corp. (the "Purchaser"), which was amended on November 5, 2003 by the First Amendment to Agreement and Plan of Merger (the "First Amendment"). The Merger Agreement and the First Amendment are discussed in further detail in Item 6 below. The Purchaser is a newly formed corporation owned by Hugh J. O'Kane, Jr. and Kevin M. O'Kane and organized for the sole purpose of entering into the Merger Agreement and consummating the transactions contemplated thereby, including the merger of the Purchaser into the Company (the "Merger"). The Purchaser does not own any shares of Common Stock at this time, but it is anticipated that Hugh J. O'Kane, Jr. and Kevin M. O'Kane will transfer certain shares of Common Stock to the Purchaser prior to the Merger.

         The purpose of the Merger is for Hugh J. O'Kane, Jr. and Kevin M. O'Kane to acquire control of, and substantially all of the equity interest in, the Company. Currently Hugh J. O'Kane, Jr. and Kevin M. O'Kane each own 50% of the common stock of the Purchaser. Upon consummation of the Merger, the common stock of the Purchaser will become the common stock of the surviving corporation, making the stockholders of Purchaser the sole stockholders of the Company. Hugh J. O'Kane, Jr. and Kevin M. O'Kane anticipate that, if the Merger is completed and, other necessary requirements are met, Hugh J. O'Kane, Jr. and Kevin M. O'Kane would delist the Common Stock of the Company from quotation on the OTC Bulletin Board and that the Common Stock of the Company would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934, as amended.

         Upon consummation of the Merger, the charter and bylaws of the Company shall be automatically amended and restated to conform in all material respects with the charter and bylaws of the Purchaser. The board of directors of the Company shall consist of two (2) directors and the term of office for the directors shall not be staggered. Furthermore, the capitalization of the Company shall be reduced to one thousand (1,000) shares of Common Stock and one thousand (1,000) shares of Preferred Stock.

         In February 2003, Hugh J. O' Kane, Jr. and Kevin M. O' Kane entered into agreements with each of the other Reporting Persons to obtain such person's support in connection with Hugh J. O'Kane, Jr.'s and Kevin M. O'Kane's "going private" business transaction involving the Company. These agreements terminated in accordance with their terms on November 13, 2003. The agreements are discussed in further detail in Item 6 below.

         Additional  information  is included in the  response to Item 6 of this
Schedule 13D, which Item is incorporated herein by reference.

         Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 3.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons beneficially owned the following shares of Common Stock:

         (i) Excluding the shares held by Kevin M. O'Kane, Hugh J. O'Kane, Jr. is the beneficial owner of approximately 10,534,908 shares of Common Stock representing approximately 24.9% of the shares of the Common Stock of the Company outstanding as of November 13, 2003, including:

                  o approximately 9,040,582 directly owned shares of Common Stock, which includes approximately 58,864 shares issuable upon exercise of options exercisable within 60 days of November 13, 2003;

                  o approximately 600,000 shares of Common Stock held in trust for his children as a co-trustee over which Hugh J. O'Kane, Jr. has shared voting and dispositive power with such co-trustee; and

                  o approximately 894,326 shares of Common Stock held in trust for his family over which Hugh J. O'Kane, Jr. has shared voting and dispositive power with Kevin M. O'Kane as co-trustee.

         (ii) Excluding the shares held by Hugh J. O'Kane, Jr., Kevin M. O'Kane is the beneficial owner of approximately 11,439,634 shares of Common Stock representing approximately 27.1% of the shares of the Common Stock of the Company outstanding as of November 13, 2003, including:

                  o approximately 9,945,308 directly owned shares of Common Stock, which includes approximately 58,864 shares issuable upon exercise of options exercisable within 60 days of November 13, 2003;

                  o approximately 600,000 shares of Common Stock held in trust for his children as a co-trustee over which Kevin M. O'Kane has shared voting and dispositive power with such co-trustee; and

                  o approximately 894,326 shares of Common Stock held in trust for Hugh J. O'Kane, Jr.'s family over which Kevin M. O'Kane has shared voting and dispositive power with Hugh J. O'Kane, Jr. as co-trustee.

         (iii) Christine G. Kelly is the beneficial owner of approximately 500 shares of Common Stock representing approximately 0.0% of the shares of Common Stock of the Company outstanding, as of November 13, 2003.

         (iv) George Garcia is the beneficial owner of approximately 145,833 shares of Common Stock representing approximately 0.3% of the shares of Common Stock of the Company outstanding, as of November 13, 2003 (including approximately 93,020 shares issuable upon exercise of options).

         (v) Dennis Oliva is the beneficial owner of approximately 225,000 shares of Common Stock representing approximately 0.5% of the shares of Common Stock of the Company outstanding, as of November 13, 2003 (including approximately 225,000 shares issuable upon exercise of options).

         (vi) R. Patricia Kelly is the beneficial owner of approximately 24,000 shares of Common Stock representing approximately 0.1% of the shares of Common Stock of the Company outstanding, as of November 13, 2003. R. Patricia Kelly may be deemed to be the beneficial owner of 500 shares held by Christine G. Kelly and 3,000 shares held Matthew S. Kelly, her minor children, which would not affect her percentage ownership of Common Stock of the Company outstanding, as of November 13, 2003.

         (vii) Matthew S. Kelly is the beneficial owner of approximately 3,000 shares of Common Stock representing approximately 0.0% of the shares of Common Stock of the Company outstanding, as of November 13, 2003.

         (viii) William J. Harmon is the beneficial owner of approximately 225,000 shares of Common Stock representing approximately 0.5% of the shares of Common Stock of the Company outstanding, as of November 13, 2003 (including approximately 124,375 shares issuable upon exercise of options).

         (ix) Bruce Levy is the beneficial owner of approximately 226,900 shares of Common Stock representing approximately 0.5% of the shares of Common Stock of the Company outstanding, as of November 13, 2003 (including approximately 212,500 shares issuable upon exercise of options).

         (x) Daniel M. Corbett is the beneficial owner of approximately 37,500 shares of Common Stock representing approximately 0.1% of the shares of Common Stock of the Company outstanding, as of November 13, 2003.

         (xi) Hugh J. O'Kane, Jr. and Kevin M. O'Kane may be deemed the beneficial owners of approximately 21,080,216 shares of Common Stock (including approximately 117,728 shares issuable upon exercise of their options) representing approximately 49.78% of the shares of Common Stock of the Company outstanding, as of November 13, 2003. Each of the Reporting Persons disclaims beneficial ownership of all shares other than as specifically set forth by each Reporting Person in Item 5(i)-(x) above.

         (b) The Reporting Persons hold the voting and dispositive power of the Common Stock as follows:

         (i) Hugh J. O'Kane, Jr. has the sole voting and dispositive power over approximately 9,040,582 shares of Common Stock (including approximately 58,864 shares issuable upon exercise of options), shared voting and dispositive power over approximately 600,000 shares of Common Stock with a co-trustee, and shared voting and dispositive power over approximately 894,326 shares of Common Stock with Kevin M. O'Kane, as co-trustee.

         (ii) Kevin M. O'Kane has the sole voting and dispositive power over approximately 9,945,308 shares of Common Stock (including approximately 58,864 shares issuable upon exercise of options), shared voting and dispositive power over approximately 600,000 shares of Common Stock with a co-trustee, and shared voting and dispositive power over approximately 894,326 shares of Common Stock with a co-trustee.

         (iii) Christine G. Kelly has the sole voting and dispositive power over approximately 500 shares of Common Stock.

         (iv) George Garcia has the sole voting and dispositive power over approximately 145,833 shares of Common Stock (including approximately 93,020 shares issuable upon exercise of options).

         (v) Dennis Oliva has the sole voting and dispositive power over approximately 225,000 shares of Common Stock (including approximately 225,000 shares issuable upon exercise of options).

         (vi) R. Patricia Kelly has the sole voting and dispositive power over approximately 24,000 shares of Common Stock. R. Patricia Kelly may be deemed to be have dispositive and voting power over 500 shares held by Christine G. Kelly and 3,000 shares held Matthew S. Kelly, her minor children.

         (vii) Matthew S. Kelly has the sole voting and dispositive power over approximately 3,000 shares of Common Stock.

         (viii) William J. Harmon has the sole voting and dispositive power over approximately 225,000 shares of Common Stock (including approximately 124,375 shares issuable upon exercise of options).

         (ix) Bruce Levy has the sole voting and dispositive power over approximately 226,900 shares of Common Stock (including approximately 212,500 shares issuable upon exercise of options).

         (x) Daniel M. Corbett has the sole voting and dispositive power over approximately 37,500 shares of Common Stock.

         (c) Except as set forth in Item 6 of this Schedule 13D, which Item is incorporated herein by reference, none of the Reporting Persons has effected any transaction in any securities of the Company during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


ITEM 4. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On November 13, 2003, the Letter Agreements (as defined below), including the proxies granted therein by each of the Signatories (as defined below) to Hugh J. O'Kane, Jr. and Kevin M. O'Kane terminated. Neither the Signatories nor Hugh J. O'Kane, Jr. and Kevin M. O'Kane have any rights or obligations remaining under the Letter Agreements.

         On July 9, 2003, the Company entered into the Merger Agreement with the Purchaser. Under the terms of the Merger Agreement, the Purchaser will merge into the Company, and the stockholders of the Company (other than the Purchaser) will receive $1.50 in cash for each outstanding share of the Company's Common Stock. Outstanding options to purchase shares of the Company's Common Stock will be accelerated and canceled and each holder of such options will receive $1.50 per share minus the exercise price of the options, but only to the extent that the exercise price is lower than $1.50.

         The closing of the Merger is subject to various conditions, including the negotiation and execution of a definitive settlement agreement with respect to the lawsuits consolidated under the caption In Re Lexent Inc. Shareholder Litigation currently pending in the Court of Chancery of the State Delaware, approval of the transaction by stockholders of the Company representing a majority of the shares of common stock voting on the transaction (other than shares owned by the Purchaser or the stockholders of the Purchaser), regulatory approvals, absence of any pending or threatened litigation related to the transaction and other customary conditions to closing. On November 5, 2003, the Company and the Purchaser entered into the First Amendment which extended the expiration date of the Merger Agreement to December 31, 2003. Subject to these conditions, the Company expects to complete the Merger in the fourth quarter of 2003. Notwithstanding, there can be no assurance that the conditions will be met and the Merger will be consummated in the fourth quarter 2003 or at all.

         In February 2003, Hugh J. O'Kane, Jr. and Kevin M. O'Kane delivered a notice to the Board of Directors of the Company whereby they notified the Company of their and other shareholders' and members of management's intention to propose to purchase directly or through one or more entities all of the outstanding shares of Common Stock of the Company, other than those shares owned by them, either directly or pursuant to a merger, consolidation or other "going private" business transaction involving the Company. Pursuant to the Merger, holders of all of the outstanding shares of Common Stock of the Company (other than shares owned by the Purchaser) will receive $1.50 per share in cash, an increase of $.25 or 20% over the February offer of $1.25 per share and an increase of 65% over the closing price of $.91 on February 14, 2003, the last full trading day before the date the Company announced the initial offer of $1.25 per share.

         In February 2003, each of Christine G. Kelly, George Garcia, Dennis Oliva, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy, and Daniel M. Corbett (collectively, the "Signatories") entered into letter agreements with Hugh J. O'Kane, Jr. and Kevin M. O'Kane (collectively, the "Letter Agreements"), whereby Hugh J. O'Kane, Jr., Kevin M. O'Kane and others proposed to purchase directly or through one or more entities all of the outstanding shares of Common Stock of the Company, or to enter into a merger, consolidation or other "going private" business transaction involving the Company (the "Potential Transaction"). The Letter Agreements set forth the mutual understanding of the parties thereto regarding the Potential Transaction and support for the Potential Transaction and other actions relating to the shares and/or options exercisable for shares (collectively, the "Shares") held by each of the Signatories and each of the Signatories agreed to support and cooperate with Hugh J. O'Kane, Jr. and Kevin M. O'Kane in connection with the Potential Transaction. In furtherance and not in limitation of the foregoing, but subject to any fiduciary or other legal duties owed to the Company, each of the Signatories agreed, that they, with regard to their Shares, from time to time, at the request of Hugh J. O'Kane, Jr. and Kevin M. O'Kane at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Company, however called, or in connection with any written consent of the holders of the Company's Common Stock or other voting securities, (a) if a meeting is held, appear at such meeting or otherwise cause their Shares to be counted as present thereat for purposes of establishing a quorum, (b) vote or consent (or cause to be voted or consented), in person or by proxy, all of their Shares (whether currently held or acquired thereafter) that are beneficially owned or held of record by them or as to which they have, directly or indirectly, the right to vote or direct the voting, in favor of the approval and adoption of the Potential Transaction and any action required in furtherance thereof, and (c) to sell their Shares to Hugh J. O'Kane, Jr. and Kevin M. O'Kane or any entity or entities established for that purpose in connection with the consummation of any Potential Transaction. Each of the Signatories granted to, and appointed, each of Hugh J. O'Kane, Jr. and Kevin M. O'Kane and any other designee of them, individually, their irrevocable proxy and attorney-in-fact (with full power of substitution and resubstitution) to vote their Shares as determined by Hugh J. O'Kane, Jr. and Kevin M. O'Kane in furtherance of the Potential Transaction. As stated above, the Letter Agreements and the respective obligations and rights of each of Hugh J. O'Kane, Jr., Kevin
M. O'Kane and the Signatories thereunder terminated on November 13, 2003.

         Additional  information  is  included  in  response  to  Item 4 of this
Schedule 13D, which Item is incorporated herein by reference.

ITEM 5.  MATERIAL TO BE FILED AS EXHIBITS.

         *1.    Agreement among the Reporting Persons with respect to the filing of the Schedule 13D and any amendments thereto.

         *2.    Form of Letter Agreement between the  Reporting  Persons and the
Signatories incorporated by reference to Exhibit 2 of Reporting Persons' Amendment No. 1 to Schedule 13D filed July 16, 2003.

         3. Agreement and Plan of Merger, dated as of July 9, 2003, between LX Merger Corp. and Lexent Inc. incorporated by reference to Exhibit 2.1 of Lexent Inc.'s Current Report on Form 8-K filed July 11, 2003.

         4. First Amendment to Agreement and Plan of Merger, between LX Merger Corp. and Lexent Inc., dated as of November 5, 2003, incorporated by reference to Exhibit 2.1 of Lexent Inc.'s Current Report on Form 8-K filed November 12, 2003.




-------
* Previously filed.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  November 13, 2003


                                            HUGH J. O'KANE, JR.

                                            /s/  Hugh J. O'Kane, Jr.
                                            ------------------------------------
                                            By:  Hugh J. O'Kane, Jr.




                                            KEVIN M. O'KANE

                                            /s/  Kevin M. O'Kane
                                            ------------------------------------
                                            By:  Kevin M. O'Kane




                                            CHRISTINE G. KELLY

                                            /s/  Hugh J. O'Kane, Jr.
                                            ------------------------------------
                                            By:  Hugh J. O'Kane, Jr.,
                                                 Attorney-In-Fact



                                            GEORGE GARCIA

                                            /s/  Hugh J. O'Kane, Jr.
                                            ------------------------------------
                                            By: Hugh J. O'Kane, Jr.,
                                                Attorney-In-Fact

                                            DENNIS OLIVA

                                            /s/  Hugh J. O'Kane, Jr.
                                            ------------------------------------
                                            By:  Hugh J. O'Kane, Jr.,
                                                 Attorney-In-Fact



                                            R. PATRICIA KELLY

                                            /s/  Hugh J. O'Kane, Jr.
                                            ------------------------------------
                                            By:  Hugh J. O'Kane, Jr.,
                                                 Attorney-In-Fact



                                            MATTHEW S. KELLY

                                            /s/  Hugh J. O'Kane, Jr.
                                            ------------------------------------
                                            By:  Hugh J. O'Kane, Jr.,
                                                 Attorney-In-Fact



                                            WILLIAM J. HARMON

                                            /s/  Hugh J. O'Kane, Jr.
                                            ------------------------------------
                                            By:  Hugh J. O'Kane, Jr.,
                                                 Attorney-In-Fact



                                            BRUCE LEVY

                                            /s/  Hugh J. O'Kane, Jr.
                                            ------------------------------------
                                            By:  Hugh J. O'Kane, Jr.,
                                                 Attorney-In-Fact

                                            DANIEL M. CORBETT

                                            /s/  Hugh J. O'Kane, Jr.
                                            ------------------------------------
                                             By:  Hugh J. O'Kane, Jr.,
                                                  Attorney-In-Fact


                                  EXHIBIT INDEX


Exhibit No.                         Description                                 Page No.
-----------                         ------------                                --------

   1          Agreement among the Reporting Persons with respect
              to the filing of the Schedule 13D and any amendments
              thereto.                                                             *

   2          Form of Letter Agreement between the Reporting Persons
              and the Signatories.                                                 *

   3          Agreement and Plan of Merger, dated as of July 9, 2003,           Incorporated by
              between LX Merger Corp. and Lexent Inc.                           reference to Exhibit 2.1
                                                                                of Lexent Inc.'s
                                                                                Current Report on
                                                                                Form 8-K filed July 11,
                                                                                2003.

   4          First Amendment to Agreement and Plan of Merger,                  Incorporated by
              dated as of November 5, 2003, between LX Merger Corp.             reference to Exhibit
              and Lexent Inc.                                                   2.1 of Lexent Inc.'s
                                                                                Current Report on
                                                                                Form 8-K filed
                                                                                November 12, 2003.







--------
*  Previously filed.